UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

15005029

No Act
PE 12/11/14

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 2 3 2015
Washington, DC 20549

January 23, 2015

Daniel T. Young
The Goodyear Tire & Rubber Company
dan_young@goodyear.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-23-15

Re: The Goodyear Tire & Rubber Company
Incoming letter dated December 11, 2014

Dear Mr. Young:

This is in response to your letter dated December 11, 2014 concerning the shareholder proposal submitted to Goodyear by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Goodyear's intention to exclude the proposal from Goodyear's proxy materials solely under rule 14a-8(i)(9). We also have received letters from the proponent dated January 1, 2015 and January 13, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Goodyear may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Goodyear Tire & Rubber Company (GT)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 11, 2014 company request concerning this rule 14a-8 proposal.

The company's pre-emptive strategy is a copycat of the controversial *Whole Foods Market, Inc.* (December 1, 2014).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Daniel Young <dan_young@goodyear.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Goodyear Tire & Rubber Company (GT)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 11, 2014 company request concerning this rule 14a-8 proposal.

Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder. This case is similar to AFSCME vs AIG <http://www.lawschoolcasebriefs.net/2012/10/afscme-v-aig-inc-case-brief.html>.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Daniel Young <dan_young@goodyear.com>

The Goodyear Tire & Rubber Company

Akron, Ohio 44316 - 0001

LAW DEPARTMENT

TEL: (330) 796-4141
DAN_YOUNG@GOODYEAR.COM

December 11, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Goodyear Tire & Rubber Company
Shareholder Proposal of John Chevedden pursuant to
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is to inform you that The Goodyear Tire & Rubber Company, an Ohio corporation ("we," "us," "our" or the "Company"), intends to omit from our proxy statement and form of proxy for our 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent") on October 7, 2014.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before we intend to file our definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D dated November 7, 2008 ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the full text of the Proposal, including the Proponent's supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION – RULE 14a-8(i)(9)

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

On December 9, 2014, the Board of Directors (the "Board") of the Company approved the submission at the 2015 Annual Meeting of Shareholders of a proposal recommending that the Company's shareholders approve amendments to the Company's Code of Regulations, as amended (the "Regulations"),[1] to replace the provisions in the Regulations calling for a greater than majority vote as described below (the "Company Proposal"). The Board of Directors has determined to recommend that our shareholders vote "For" the Company Proposal. The Proposal directly conflicts with the Company Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposal.

The Regulations currently contain only one provision that requires the affirmative vote of more than a majority of the voting power of the Company (the "Regulations Supermajority Provision"). Article II, Section 3 of the Regulations provides, in pertinent part, that: "All the directors, or any individual director, may be removed from office by the vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed, provided that unless all the directors are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against such director's removal which, if cumulatively voted at an election of all the directors would be sufficient to elect at least one director; provided further, that, if shareholders do not have the right to vote cumulatively under the laws of the State of Ohio or the Articles of Incorporation, such directors or individual director may be removed from office by

[1] Regulations are equivalent, under Ohio law, to bylaws.

the vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed." Section 3 further provides that this provision may only be amended by the affirmative vote of two-thirds of the voting power of the Company.

The Company's Amended Articles of Incorporation, as amended (the "Articles"), do not contain any express provisions that require the affirmative vote of more than a majority of the voting power of the Company's common stock. The Articles do, however, contain provisions that require the affirmative vote of more than a majority of the voting power of certain classes of preferred stock (the "Articles Supermajority Provisions").[2]

The Proposal does not appear to be focused on the Articles Supermajority Provisions, which are currently not operative and are solely for the protection of the holders of any future series of Preferred Stock. In any event, the existence of such provisions does not in any way change the fact that the Company Proposal conflicts with the Proposal in a manner that provides a basis for exclusion under Rule 14a-8(i)(9).

As noted above, the Board has approved the Company Proposal, which would ask the Company's shareholders to approve amendments to the Regulations to reduce the voting standard required in the Regulations Supermajority Provision from a vote of two-thirds of the voting power of the Company to a vote of 60% of the voting power of the Company and, in order to meaningfully effectuate this change, to opt out of cumulative voting. Opting out of cumulative voting is directly and integrally related to reducing the threshold to remove a director since under current Ohio law with respect to the impact of cumulative voting on the removal of directors (as reflected in the Regulations), removal of less than all of our directors would require the approval of approximately 92% of our outstanding shares of common stock. A copy of the text of the amendments to the Regulations under the Company Proposal is attached to this letter as Exhibit B.

Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus for the

---

[2] Article Fourth, Part B, Section 1-A, paragraph 7 and Article Fourth, Part B, Section 1-B, paragraph 7 (governing the terms of our Series A $10.00 Preferred Stock and Series B Preferred Stock, respectively) prohibit further amendments to the Articles that provide for the issuance of any other series of Preferred Stock without the affirmative vote of two-thirds of the outstanding shares of the Series A $10.00 Preferred Stock and Series B Preferred Stock, each voting as a separate class. Article Fourth, Part B, Section 5 (governing the voting rights of our Preferred Stock generally) requires a two-thirds vote of the outstanding shares of our Preferred Stock with respect to (a) amendments to the Articles or Regulations which adversely affect the preferences or voting or other rights of the holders of the Preferred Stock, (b) the purchase or redemption of less than all of the Preferred Stock then outstanding if dividends or sinking fund payments with respect to the Preferred Stock have not been declared or paid when due, and (c) the authorization, creation or increase in the authorized amount of any shares of any class of stock ranking prior to the Preferred Stock. These provisions are currently not operative since there are no shares of Preferred Stock, including Series A $10.00 Preferred Stock or Series B Preferred Stock, currently outstanding.

exclusion to be available." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as to reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for the Board or management.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). In fact, the Staff concurred with the exclusion by the Company of a proposal from the Proponent on substantially similar facts in 2013. *See The Goodyear Tire & Rubber Company* (Feb. 8, 2013). *See also Fluor Corporation* (Jan. 25, 2011) (concurring with the exclusion of a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and certificate of incorporation to reduce supermajority voting requirements to a majority of shares outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring with the exclusion of a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring with the exclusion of a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation and bylaws to reduce supermajority voting requirements from 80% to 60%); *AT&T Inc.* (Feb. 23, 2007) (concurring with the exclusion of a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a proposal requesting the prohibition of future stock options to senior executives where the company was presenting a proposal seeking approval of its stock option plan); and *Mattel, Inc.* (Mar. 4, 1999) (concurring with the exclusion of a proposal requesting the discontinuance of among other things, bonuses for top management, where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the shareholder-sponsored proposal contained a threshold that differed from a company-sponsored proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders. For example, in *Safeway Inc.* (January 4, 2010; *recon. denied* Jan. 26, 2010), the Staff concurred with the exclusion of a shareholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking shareholder approval of amendments to Safeway's governing documents to allow shareholders who hold 25% of its outstanding shares the right to call a special shareholder meeting. The Staff further noted that, in light of such representation, the shareholder proposal directly conflicted with Safeway's proposal because it included different thresholds for the percentage of shares required to call special shareholder meetings and that the shareholder proposal and the management proposal presented alternative and conflicting decisions for shareholders. *See also CVS Caremark Corporation* (Jan. 5, 2010; *recon. denied* Jan. 29, 2010); *Medco Health Solutions, Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010); *Honeywell International Inc.* (Jan. 4, 2010, *recon. denied* Jan. 26, 2010); *International Paper Company* (Mar. 17, 2009) (finding the company's proposal to allow 40% of the shareholders to call a special meeting and the shareholder's proposal to allow 10% of the shareholders to call a special meeting in conflict and allowing the company to omit the shareholder proposal); and *EMC Corporation* (Feb. 24, 2009) (allowing EMC to omit a shareholder proposal which sought to amend the bylaws to allow 10% of outstanding common shareholders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common shareholders to call a special meeting).

The Staff previously has permitted exclusion of shareholder proposals under circumstances substantially similar to the present case. In the last two years alone, the Staff has allowed several companies, including the Company, to omit shareholder proposals seeking to eliminate supermajority voting requirements included in a company's governing instruments when the company proposal was to reduce those supermajority voting requirements to a threshold that was more than a simple majority. *See The Goodyear Tire & Rubber Company* (Feb. 8, 2013) (concurring with the exclusion of a shareholder proposal when the Company planned to submit a proposal to reduce supermajority voting requirements from 66-2/3% to 60% of outstanding shares); *Nucor Corporation* (Jan. 28, 2013) (reduction from 80% to 75% and from 70% to 66-2/3%); *Con-way Inc.* (Feb. 8, 2013) (reduction from 80% to 66-2/3% or a majority); and *SAIC, Inc.* (Feb. 15, 2013) (reduction from 80% to 66-2/3% and from 66-2/3% to a majority). *See also SUPERVALU INC.* (Apr. 20, 2012) (reduction from 75% to 66-2/3%); *Duke Energy Corporation* (Mar. 2, 2012) (reduction from 80% to 75%); *Piedmont Natural Gas Company, Inc.* (Nov. 17, 2011) (reduction from 80% to 66-2/3%); *Cognizant Technology Solutions Corporation* (Mar. 25, 2011) (reduction from 80% to 66-2/3%); *Best Buy Co., Inc.* (Apr. 17, 2009) (reduction from 80% to 66-2/3% or the statutory standard); and *H.J. Heinz Co.* (Apr. 23, 2007) (reduction from 80% to 60%).

Consistent with the precedents cited above, the Company Proposal will ask the Company's shareholders to approve amendments to the Regulations to reduce the voting standard required in the Regulations Supermajority Provision from a vote of two-thirds of the voting power of the Company to a vote of 60% of the voting power of the Company and, in order to meaningfully effectuate this change, to opt out of cumulative voting. Because the Company Proposal and the Proposal propose different voting standards for the same provision in the Regulations and address the impact of cumulative voting under that provision differently, there is a likelihood of conflicting outcomes. For example, if the Company's shareholders approved both the Company Proposal and the Proposal, it would be impossible to determine which of the alternative proposals they preferred. Accordingly, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions to the Company's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Please do not hesitate to call me directly at (330) 796-4141 if you have any questions.

Very truly yours,

Daniel T. Young

Daniel T. Young
Senior Legal Counsel, Securities & Finance

Enclosure

cc: John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. David Bialosky
Corporate Secretary
Goodyear Tire & Rubber Company (GT)
200 Innovation Way
Akron, OH 44316-0001
PH: 330-796-2121
FX: 330 796-2222

Dear Mr. Bialosky,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***
Continuous company shareholder since 2012

October 7, 2014
Date

cc: Daniel Young <dan_young@goodyear.com>

[GT: Rule 14a-8 Proposal, October 7, 2014]

Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won 98% support of all votes cast at our 2013 annual meeting. It is up to management to explain in its response to this proposal how a proposal that receives 98% support is not adopted.

This proposal topic also won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance as reported in 2014:

GMI, an independent investment research firm, said Richard Kramer had total realized pay of $17 million for 2013. GMI said multiple related party transactions and other potential conflicts of interest involving Goodyear's board or senior managers should be reviewed in greater depth, as such practices raise concerns regarding potential self-dealing or abuse. Goodyear had not disclosed specific, quantifiable performance target objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Dan Young

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 13, 2014 12:44 PM
To: Dan Young
Subject: Rule 14a-8 Proposal (GT) blb
Attachments: CCE00007.pdf

Mr. Young,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 10-13-14	# of pages ▶
To Daniel Young	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 330-796-2222	Fax #	

GT

October 13, 2014

John R. Chevedden
Via facsimile to *** OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50,000 shares of Dover Corp. (CUSIP: 260003108, trading symbol: DOV), no fewer than 300.000 shares of Goodyear Tire and Rubber Company (CUSIP: 382550101, trading symbol: GT), no fewer than 25.000 shares of International Business Machines Corp. (CUSIP: 459200101, trading symbol: IBM) and no fewer than 50.000 shares of United parcel Service (CUSIP: 911312106, trading symbol: UPS) since July 1, 2013.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W392315-10OCT14

Dan Young

From:	Dan Young
Sent:	Monday, October 13, 2014 3:22 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	RE: Rule 14a-8 Proposal (GT) blb

Dear Mr. Chevedden,

We are in receipt of your proposal and stock ownership information. We are in the process of reviewing your proposal and will let you know if we have any questions regarding the materials you have provided.

Regards,

Daniel T. Young
Senior Legal Counsel, Securities & Finance
The Goodyear Tire & Rubber Company
200 Innovation Way, Akron, OH 44316
phone.330.796.4141 cell.[redacted]
dan_young@goodyear.com

GOODYEAR

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 13, 2014 12:44 PM
To: Dan Young
Subject: Rule 14a-8 Proposal (GT) blb

Mr. Young,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Dan Young

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 13, 2014 4:18 PM
To: Dan Young
Subject: Rule 14a-8 Proposal (GT)

Mr. Young,
Thank you
John Chevedden

EXHIBIT B

Company Proposal — To reduce the voting standard to remove directors and to eliminate cumulative voting in the election of directors.

Text of amendments to the Code of Regulations:

ARTICLE II, SECTION 3. *Vacancies; Resignations; Removal of Directors.* In the event of the occurrence of any vacancy or vacancies in the Board, however caused, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any such vacancy for the unexpired term. Any director may resign at any time by oral statement to that effect made at a meeting of the Board or in a writing to that effect delivered to the Secretary, such resignation to take effect immediately or at such other time thereafter as the director may specify. All the directors, or any individual director, may be removed from office by the vote of the holders of shares entitling them to exercise ~~two-thirds~~60 percent of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed~~, provided that unless all the directors are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against such director's removal which, if cumulatively voted at an election of all the directors would be sufficient to elect at least one director; provided further, that, if shareholders do not have the right to vote cumulatively under the laws of the State of Ohio or the Articles of Incorporation, such directors or individual director may be removed from office by the vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Company entitled to vote to elect directors in place of the director or directors to be removed~~. In the event of any such removal, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director so removed from office shall be deemed to create a vacancy in the Board of Directors. Notwithstanding Article X of these Regulations, the provisions of this Section 3 of Article II may be amended, repealed or supplemented only by the shareholders at a meeting held for such purpose by the affirmative vote of the holders of shares entitling them to exercise ~~two-thirds~~60 percent of the voting power of the Company on such proposal.

Text of amendments to the Amended Articles of Incorporation:

New Article Eighth would read in its entirety as follows:

No holder of shares of the Corporation shall have the right to cumulate his or her voting power in the election of directors of the Corporation.

Article Seventh would also be amended as follows:

SEVENTH: In order for a nominee to be elected a director of the corporation in an uncontested election~~ for which cumulative voting is not in effect~~, the nominee must receive a greater number of votes cast "for" his or her election than "against" his or her election. In a contested election~~ or if cumulative voting is in effect~~, the nominees receiving the greatest number of votes shall be elected, up to the number of directors to be elected. An election shall be considered contested if there are more nominees for election than director positions to be filled in that election.